EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Receives a US$ 4.6 Million Order to Secure Power Facilities in Eastern Europe

YAHUD, Israel – June 2, 2011 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced that it has signed a US$ 4.6 million contract to supply and install intrusion detection systems at 20 power facilities in an Eastern European country. Execution is planned over the next 18 months, the first 10 sites will be implemented immediately and the last 10 sites will be implemented at the customer's notice.

The delivered turnkey solution is based on Magal's leading taut wire product - DTR, which will be integrated with a complementary dual technology sensor and a control unit.

Eitan Livneh, President and CEO of Magal S3, commented: "This is the third order from this customer for a similar application and it is solid proof of our capabilities in fulfilling and exceeding our customer's expectations. We have been successful in delivering integrated PIDS (Perimeter Intrusion Detection System) solutions specifically tailored to our customers' environmental and operational needs. We expect the market to continue to invest in the physical security of national assets, as part of the overall growth in the global Homeland Security market."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.
Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Eitan Livneh, CEO Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Kenny Green / Ehud Helft E-mail: magal@ccgisrael.com Tel: +1 646 201 9246